UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2023

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-K

For the Transition Period Ended: _____________________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full Name of Registrant:	Ocugen, Inc.
Former Name if Applicable:	Histogenics Corporation
Address of Principal Executive Office (Street and Number):	11 Great Valley Parkway
City, State and Zip Code:	Malvern, Pennsylvania 19355

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Ocugen, Inc. (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file with the Securities and Exchange Commission its Annual Report on Form 10-K for the year ended December 31, 2023 (the “2023 Form 10-K”) by the prescribed due date for the reasons described below.

In connection with the preparation of the financial statements of the Company for the year ended December 31, 2023, the Company identified certain accounting errors relating to the application of U.S. GAAP to certain agreements with one of its business partners related to a collaboration agreement. As a result, the Company intends to restate its financial statements for the year ended December 31, 2022 and for each of the first three quarters of 2022 and 2023 in the 2023 Form 10-K, the review and preparation of which is currently ongoing. Given the scope of the process to prepare the restatements and related disclosures, the Company requires additional time to prepare and review its financial statements and other disclosures in its 2023 Form 10-K. Therefore, the Company is unable to complete and file the 2023 Form 10-K by the required due date of April 1, 2024.

In addition, the Company has identified a material weakness in its internal control over financial reporting and, as a result, ineffective disclosure controls and procedures. The Company is continuing to evaluate its internal control over financial reporting and expects to report its remediation plan and further information regarding the material weakness in the 2023 Form 10-K.

PART IV --OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Michael Breininger	(484)	328-4701
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the reasons set forth in Part III above, the Company is currently not in a position to provide a reasonable estimate of the anticipated changes in its results of operations for the year ended December 31, 2023, compared to its results of operations for the year ended December 31, 2022. However, the Company does not expect the errors to result in any impact on its cash position or financial projections.

Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Words such as “expect,” “will,” “anticipates,” “estimates” and variations of such words and similar future or conditional expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding our expectations regarding the impact on, and the timing of the completion and audit of, the Registrant’s financial statements and the filing of the Form 10-K, which reflect the Registrant’s expectations based upon information presently available to the Registrant and assumptions that it believes to be reasonable. Because such statements are based on the Registrant’s current expectations and are not statements of fact, actual results may differ materially from those projected or estimated and you are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Registrant’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Investors are cautioned not to place undue reliance upon forward looking statements in this notification of late filing. The Registrant undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances after the date of this filing, except as required by law.

Ocugen, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2024	By:	/s/ Shankar Musunuri
Shankar Musunuri
Chairman, Chief Executive Officer, & Co-Founder